EXHIBIT 99.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-138449) and Form F-3 (No. 333-147099) of Danaos Corporation of our report dated March 27, 2007, except for Note 20 which is as of November 1, 2007, relating to the financial statements, which appears in this Current Report on Form 6-K/A of Danaos Corporation. We also consent to the references to us under the heading “Experts” in such Registration Statements and under the heading “Selected Financial Data” incorporated by reference in such Registration Statements.

/s/ PricewaterhouseCoopers S.A.

PricewaterhouseCoopers S.A.
Athens, Greece
December 3, 2007